United States securities and exchange commission logo





                             July 6, 2020

       Simon Dawson
       Chief Executive Officer
       StemGen, Inc.
       1 Performance Drive, Suite F
       Angleton, TX 77515

                                                        Re: StemGen, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed June 23, 2020
                                                            File No. 333-235837

       Dear Mr. Dawson:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 28, 2020 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Cover Page

   1. We note your response to prior comment 1. You continue to indicate on the cover page and in the Plan of
Distribution section that selling stockholders may sell shares of your common stock at varying
prices. Please revise your cover page and Plan of Distribution to disclose the fixed
price at which shares of your common stock will be sold until your shares are listed on a
national securities exchange or quoted on the OTC Bulletin Board,
                                                        OTCQX or OTCQB. Please
also clarify on the cover sheet that the common stock is
                                                        quoted on the OTC Pink.
 Simon Dawson
FirstName   LastNameSimon Dawson
StemGen, Inc.
Comapany
July 6, 2020NameStemGen, Inc.
July 6,2 2020 Page 2
Page
FirstName LastName
        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian,
Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at
(202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Robert Sonfield